SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549
                         ______________


                         SCHEDULE 14D-9
          Solicitation/Recommendation Statement Pursuant to
          Section 14(d)(4) of the Securities Exchange Act of 1934
                         (Amendment No. 2)

                         ______________


                         BRC HOLDINGS, INC.
                    (Name of Subject Company)

                         ______________

               MATADOR CAPITAL MANAGEMENT CORPORATION
                         JEFFREY A. BERG
               (Name of Person(s) Filing Statement)

                         ______________

                    COMMON STOCK, $.10 PAR VALUE
                    (Title of Class of Securities)

                         227174-10-9
               (CUSIP Number of Class of Securities)

                         ______________

                    David Fink
                    Matador Capital Management Corporation
                    200 1st Avenue North
                    Suite 206
                    St. Petersburg, FL  33701
                    (813) 898-9300
     (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                         WITH COPIES TO:

     Leon P. Gold, Esq.            Carolyn S. Reiser, Esq.
     Proskauer Rose LLP            Shartsis, Friese & Ginsburg LLP
     1585 Broadway                 One Maritime Plaza
     New York, New York  10036          18th Floor
     (212) 969-3480                San Francisco, CA  94111
                                   (415) 421-6500





     This Amendment No. 2 amends the Solicitation/Recommendation Statement on
Schedule 14D-9 filed on November 4, 1998 by Matador Capital Management Corporation ("MCMC") and Jeffrey A. Berg, as previously amended (the "Schedule 14D-9"), in connection with a tender offer made by ACS Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Affiliated Computer Services, Inc., a Delaware corporation, to purchase 8,704,238 shares of common stock, par value $.01 per share, of BRC Holdings, Inc. ("BRCP") disclosed in a Tender Offer Statement on Schedule 14D-1, dated October 23, 1998 (the "Offer").

     The following information supplements the Schedule 14D-9.


ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     On November 17, 1998, MCMC issued a press release announcing its retention of Jefferies & Company, Inc. as its exclusive financial advisor. A copy of the release is filed as Exhibit 2 hereto.


ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 2.  Press Release by MCMC, dated November 17, 1998.































                         SIGNATURE

     AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.


                              MATADOR CAPITAL MANAGEMENT CORPORATION

                              By:
                                   Jeffrey A. Berg, President




                              Jeffrey A. Berg






Date:  November 17, 1998

                                                        Exhibit 2

PRESS RELEASE
November 17, 1998

BRC HOLDINGS: MATADOR CAPITAL AMENDS 14D-9, HIRES JEFFERIES & CO.

Matador Capital Management Corporation amended its schedule 14D-9 on Monday, November 16, to reflect the fact that the firm has hired Jefferies & Company, Inc. to serve as its exclusive financial advisor in connection with its investment in BRC Holdings, Inc. ("BRC" or "the Company") (OTC BRCP).

Jefferies will assist Matador with any actions it may take to maximize shareholder value, including (i) soliciting indications of interest from potential purchasers of BRC, (ii) obtaining financing for a bid to acquire BRC alone or with other investors, and/or (iii) taking other actions to maximize shareholder value. In addition, Jefferies will help Matador explore and evaluate a recapitalization of BRC, which Matador believes will result in more value to shareholders than the current $19 per share tender price.

Matador is currently recommending that shareholders reject the $19 per share tender offer for BRC. On October 30, Matador filed a complaint in the Court of Chancery of the state of Delaware seeking injunctive relief in connection with the negotiated tender offer that is the first step of a two-step cash out merger between BRC Holdings and Affiliated Computer Services. The complaint, which has been attached to the schedule 14D-9 filed by BRC and is available via EDGAR, alleges, among other things, that the Company did not provide adequate disclosure to the shareholders, that the $19 bid is not the best value obtainable by the shareholders, and that the Company obtained higher offers/indications of interest that the Board ignored and did not communicate to the shareholders.

On Monday, November 15, BRC filed an amendment to its previously filed schedule 14D-9. The amended filing provided some, but not all, of the necessary additional disclosures to shareholders. By this filing, BRC effectively conceded Matador's contention that the original filing did not provide shareholders with sufficient disclosure to make an informed decision.

However, according to Jeffrey A. Berg, President of Matador, "In our opinion, while this additional disclosure [by BRC] is important, it is incomplete and only gets us a small part of the way there."

Curiously, the Company's President and Chief Operating Officer, Jerrold Morrison, believes that $19 per share is too low a price. In its amended filing, BRC included the following comment:

                      "Mr. Morrison has stated in deposition that he thinks $19.00 per Share is a low price and that the Company could get the market price of the stock to as high as $35.00 in approximately 18 months, if, among other things, the Company were successful in continuing the growth of the business, was aggressive with respect to acquisitions and promoted the Company to the financial community."

           Mr. Berg added, "In the quarter ended September 30, 1998, the Company reported that operating profits have improved by 50% over the prior year. It appears that the Company is successfully growing its business, especially when one considers the recurring nature of BRC's revenue stream. As a shareholder, I am inclined to agree with Morrison this company is worth more than $19 on a standalone basis, and is definitely worth more than $19 in a change of control transaction."

Matador Capital Management, located in St. Petersburg, Florida, is a Registered Investment Advisor managing funds on a discretionary basis for institutions and high net worth individuals. The firm was founded in 1993 by Jeffrey A. Berg. Matador serves as investment advisor to Everglades Partners, L.P., Everglades Offshore Fund, Ltd., Matador Microcap Fund, L.P., Contrarian Opportunities Fund, L.P. and several individual accounts.

For more information, contact:

Matador Capital Management
Jeffrey A. Berg, President
(727) 898-9300